Exhibit 99.2

AKANDA CORP.

NOTICE OF SPECIAL MEETING
TO BE HELD ON OCTOBER 30, 2025
AND
MANAGEMENT INFORMATION CIRCULAR

SEPTEMBER 29, 2025

AKANDA CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS (the “Notice”)

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Akanda Corp. (the “Corporation”) will be held in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5, on Thursday, October 30, 2025 at 10:00 a.m. (Toronto time).

The Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at:

https://bit.ly/46tHM2n

or

https://gowlingwlgca.zoom.us/j/84699051526?pwd=muQ7NuRgAvVcNaQaBkJnOvp8mgGDZ3.1

If a password or meeting ID is required on sign on, please use the following:

Meeting ID:846 9905 1526
Password: 955613

Those observing the Meeting through the zoom platform will not be able to speak, interact with other participants in the Meeting or other Shareholders, and will not be able to vote at the Meeting. Any Shareholders wishing to vote at the Meeting must attend the Meeting in person or provide the Corporation with a duly completed proxy as set out in the accompanying information circular (the “Information Circular”).

The Meeting is being held for the following purposes:

1.	to consider and, if thought advisable, pass a special resolution (the “FT Share Compensation Resolution”) to approve the issuance of 4,775,972 common shares of the Company, without par value (the “Common Shares”) for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025, issuable on exchange of Class B Special Shares of the Company (the “Class B Special Shares”) to be issued upon approval of this resolution to the former First Towers & Fibers Corp. (“FT”) shareholders (the “FT Shareholders”), pursuant to that certain share exchange agreement between the Company, FT and the FT Shareholders, entered into as of March 5, 2025, as amended (the “FT Transaction”); and

2.	to consider and, if thought advisable, pass a special resolution (the “Assumed Indebtedness Share Resolution”) to approve the issuance of (a) an aggregate of 732,384 Common Shares underlying Class B Special Shares issuable pursuant to the terms of certain Debt Settlement Agreements the Company entered into as of August 19, 2025 upon and as a result of the closing of the FT Transaction (the “Debt Settlement Agreements”) and (b) up to 27,300,000 Common Shares upon the conversion of all of the principal and interest under certain 6-year convertible promissory notes in the aggregate principal amount of US$4,909,995.28, issued pursuant to the terms of the Debt Settlement Agreements and the FT Transaction, in both cases for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is September 25, 2025 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. To vote your proxy online please use the control number listed on the bottom of the enclosed form of proxy and visit: https://vote.odysseytrust.com. All instructions are listed on the back of the enclosed form of proxy. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 29th, day of September 2025.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”
Interim Chief Executive Officer and Director

AKANDA CORP.

(“Akanda” or the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is dated September 29, 2025 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation (“Management”) for use at the special meeting (the “Meeting”) of common shareholders of the Corporation (the “Shareholders”) to be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5, on Thursday, October 30, 2025 at 10:00 a.m. (Toronto time), for the purposes set out in the notice of Meeting (the “Notice”) accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Information Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (”Non-registered Shareholders”).

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the agent appointed as proxy manager for the Meeting, Odyssey Trust Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed form of proxy is received by Odyssey Trust Company at Proxy Department, #1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his, her or its attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, at Gowling WLG (Canada) LLP, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE APPROVAL OF THE FT SHARE COMPENSATION RESOLUTION AND FOR THE APPROVAL OF THE ASSUMED INDEBTEDNESS SHARE RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of Common Shares and an unlimited number of preferred shares.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two persons present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting. The holders of the Company’s Class A Special Shares will not vote on any of the proposals described in this Special Meeting Circular.

The close of business on September 25, 2025 will act as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to receive notice and vote at the Meeting or any adjournment(s) thereof, in person or by proxy. For greater certainty, those observing the Meeting simulcast on the Zoom platform and not otherwise present in person or represented by proxy will not be entitled to vote at the Meeting.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Odyssey Trust Corporation, which is acting as the proxy manager for the Meeting, at #1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, at VStock Transfer, the Corporation’s registrar and transfer agent, at 18 Lafayette Pl, Woodmere, NY 11598, United States, and at the Meeting. The list of Shareholders will be prepared not later than two calendar days after the Record Date. If a person has acquired ownership of shares since the Record Date, he, she or it may establish such ownership and demand, not later than five calendar days before the Meeting, that his, her or its name be included in the list of Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of FT Share Compensation Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution to approve the issuance of 4,775,972 common shares of the Company, without par value (the “Common Shares”) for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025, issuable on the exchange of Class B Special Shares of the Company (the “Class B Special Shares”) to be issued upon approval of this resolution to the former First Towers & Fibers Corp. (“FTFC”) shareholders (the “FTFC Shareholders”), pursuant to the certain share exchange agreement between the Company, FT and the FT Shareholders, entered into as of March 5, 2025, as amended on March 5, 2025, and July 29, 2025 (as so amended, the “SEA”).

Description of Transaction and Purpose of the FT Share Compensation Resolution

On March 5, 2025, the Corporation originally entered into the SEA, which was subsequently amended on March 5, 2025 and July 29, 2025, with FTFC, a corporation existing under the laws of the Province of British Columbia, and the FTFC Shareholders. The transaction contemplated by the SEA closed on August 21, 2025 (the “Closing Date”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) either (a) were exchanged for an aggregate of 144,930 Class A Special Shares (which convert into Common Shares on a one-for-one basis, representing approximately 19.9% of all of the issued and outstanding Common Shares as of August 21, 2025), (b) are to be exchanged for 4,775,972 Class B Special Shares (which convert into Common Shares on a one-for-one basis), subject to shareholder approval to so authorize and issue such Class B Special Shares and the Common Shares thereunder or (c) were exchanged for cash to be paid over time and evidenced by a promissory note, and FTFC is continuing as a wholly owned subsidiary of the Company.

Although the transactions contemplated by the SEA were consummated on the Closing Date, the issuance of the Class B Special Shares were not issued on that date, and shall be issued only after the approval at a special meeting of shareholders to authorize the issuance of the Class B Special Shares and the Common Shares issuable upon conversion of the Class B Special Shares.

Pursuant to the SEA, the Corporation entered into at the Closing, a registration rights agreement on behalf of the FTFC Shareholders who received or will receive Class A Special Shares and Class B Special Shares pursuant to the SEA, in order to register for resale under U.S. securities laws, all of the Common Shares underlying such Class A Special Shares and Class B Special Shares, as, if and when issued.

The approval of the resolutions herein are being sought by the Corporation to approve the issuance of more than 19.99% of its outstanding Common Shares in connection with the SEA, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b).

The Corporation’s Common Shares are listed on the Nasdaq Capital Market, and, although the Corporation is a “Foreign Private Issuer” under applicable rules and regulation of the U.S. Securities and Exchange Commission and may opt out of obtaining shareholder approval under Nasdaq rules, the Corporation has nevertheless determined that it would not opt-out of the applicable rules of Nasdaq as if it were a domestic filer, including Nasdaq Listing Rules 5635(b) and 5635(d). Nasdaq Listing Rule 5635(b) requires the Corporation to obtain stockholder approval prior to certain issuances with respect to common shares or securities convertible into common shares which could result in a change of control of the issuer. Generally, Nasdaq interpretations provide that the acquisition of 20% of the shares of an issuer by one person or group of affiliated persons may be considered a change of control of such issuer. Nasdaq Listing Rule 5635(d) requires domestic issuers to obtain stockholder approval prior to certain issuances with respect to common shares or securities convertible into common shares other than in a public offering if the price is below the “Minimum Price” (as determined in accordance with Nasdaq rules) in an amount greater than or equal to 20% of the number of common shares outstanding prior to such issuance, regardless of whether such shares are issued to one person or group or are more widely distributed.

If these proposals are approved, existing shareholders of the Corporation will suffer significant dilution in ownership interests and voting rights as a result of the issuance of Class A Special Shares and the Class B Special Shares, and the Common Shares underlying such special shares. Assuming the issuance of the Class A Special Shares and Class B Special Shares, and the conversion of all such special shares into Common Shares of the Corporation, the FTFC Shareholders as such would collectively own approximately 4,920,901 Common Shares of the Corporation, constituting approximately 87.11% of the outstanding Common Shares of the Corporation.

If the Corporation’s shareholders do not approve the FT Share Compensation Resolution, and the issuance of the Class B Special Shares and the underlying Common Shares at this Special Meeting, the SEA provides that the Company shall call further special meetings of the shareholders to seek such shareholder approval until obtained.

Immediately prior to the execution of the SEA on August 19, 2025 we had 728,289 (post-consolidation) common shares issued and outstanding. Therefore, the issuance of up to 4,775,972 Common Shares will constitute greater than 20% of the common shares outstanding immediately prior to the execution of the SEA.

We are seeking shareholder approval under the Nasdaq Listing Rules for the sale and issuance by us to the FTFC Shareholders pursuant to the terms of the SEA, of our Class B Special Shares and the Common Shares that may be issued upon conversion our Class B Special Shares on a one-for-one basis, which is greater than 20% of the common shares outstanding immediately prior to the execution of the SEA.

Details regarding the Class B Special Shares

The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Share held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

Subject to the prior rights of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

FT Share Compensation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the FT Share Compensation Resolution authorizing the issuance of the 4,775,972 Class B Special Shares and the Common Shares that may be issued upon conversion such Class B Special Shares on a one-for-one basis, which equals in excess of 19.99% of its outstanding common shares, in connection with the SEA, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b). The FT Share Compensation Resolution is a special resolution (as such term is defined in the Act) and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Common Shareholders present, or represented by proxy, at the Meeting. The full text of the FT Share Compensation Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the issuance of the 4,775,972 Class B Special Shares, and the Common Shares that may be issued upon conversion the Class B Special Shares on a one-for-one basis, which equals in excess of 19.99% of the outstanding common shares of the Corporation, in connection with the Share Exchange Agreement dated March 5, 2025 as amended, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b) is hereby approved;

2.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

4.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the FT Share Compensation Resolution.

Approval of Assumed Indebtedness Share Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution to approve the issuance of (a) an aggregate of 732,384 Common Shares underlying Class B Special Shares issuable pursuant to the terms of certain Debt Settlement Agreements the Company entered into as of August 19, 2025 upon and as a result of the closing of the FT Transaction (the “Debt Settlement Agreements”) and (b) up to 27,300,000 Common Shares upon the conversion of all of the principal and interest under certain 6-year convertible promissory notes in the aggregate principal amount of US$4,909,995.28, issued pursuant to the terms of the Debt Settlement Agreements and the FT Transaction, in both cases for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025.

Description of Transaction and Purpose of the Assumed Indebtedness Share Resolution

As a condition to closing the FT Transaction pursuant to the SEA (the “Closing”), among other things, the Company entered into a Debt Settlement Agreement (the “PGC DSA”) and a Convertible Promissory Note (the “PGC Note”) with PGC Finco Inc. (”PGC”), and a Debt Settlement Agreement (the “Dunstan DSA”) and a Convertible Promissory Note (the “Dunstan Note”) with Dunstan Holdings Ltd. (“Dunstan”).

Pursuant to the PGC DSA, in satisfaction of all indebtedness of FTFC to PGC through the Closing, the Company assumed indebtedness of FTFC in the aggregate principal amount of US$4,153,078 which is evidenced by the PGC Note, and the Company agreed to pay to PGC a cash payment of $500,000 and issue to PGC, upon shareholder approval therefor, 1,741,129 Class B Special Shares.

Pursuant to the Dunstan DSA, in satisfaction of all indebtedness of FTFC to Dunstan through the Closing, the Company assumed indebtedness of FTFC in the aggregate principal amount of US$756,917.28 which is evidenced by the Dunstan Note, and the Company agreed to issue to PGC, upon shareholder approval therefor, 547,569 Class B Special Shares.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semi-annually in arrears, and are secured by all of the assets of the Company. The Notes are subject to customary events of default.

Each Note may be converted from time to time by either the Company or the holder of the Note, into Common Shares of the Company, subject to first obtaining approval from the shareholders of the Company at this Special Meeting. The conversion price shall be a price per share equal to the greater of (a) $0.2720 and (b) a ten percent discount to the seven trading day VWAP immediately prior to receipt of the conversion notice.

Although the transactions contemplated by the Debt Settlement Agreements and the Notes were consummated on the Closing Date, the issuance of the Class B Special Shares to PGC and Dunstan were not issued on that date, and shall be issued only after the approval at a special meeting of shareholders to authorize the issuance of the Class B Special Shares and the Common Shares issuable upon conversion of the Class B Special Shares.

The approval of the resolutions herein are being sought by the Corporation to approve the issuance of more than 19.99% of its outstanding Common Shares in connection with the SEA, the Debt Settlement Agreements and the Notes, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b).

The Corporation’s Common Shares are listed on the Nasdaq Capital Market, and, although the Corporation is a “Foreign Private Issuer” under applicable rules and regulation of the U.S. Securities and Exchange Commission and may opt out of obtaining shareholder approval under Nasdaq rules, the Corporation has nevertheless determined that it would not opt-out of the applicable rules of Nasdaq as if it were a domestic filer, including Nasdaq Listing Rules 5635(b) and 5635(d). Nasdaq Listing Rule 5635(b) requires the Corporation to obtain stockholder approval prior to certain issuances with respect to common shares or securities convertible into common shares which could result in a change of control of the issuer. Generally, Nasdaq interpretations provide that the acquisition of 20% of the shares of an issuer by one person or group of affiliated persons may be considered a change of control of such issuer. Nasdaq Listing Rule 5635(d) requires domestic issuers to obtain stockholder approval prior to certain issuances with respect to common shares or securities convertible into common shares other than in a public offering if the price is below the “Minimum Price” (as determined in accordance with Nasdaq rules) in an amount greater than or equal to 20% of the number of common shares outstanding prior to such issuance, regardless of whether such shares are issued to one person or group or are more widely distributed.

If this proposal is approved, existing shareholders of the Corporation will suffer significant dilution in ownership interests and voting rights as a result of the issuance of Class B Special Shares pursuant to the Debt Settlement Agreements, and the Common Shares underlying such special shares and the Notes. Assuming the issuance of the Common Shares underlying the Class A Special Shares and the Class B Special Shares pursuant to the FT Share Compensation Resolution set forth above, and the conversion of all of the Common Shares underlying the Notes (assuming (i) no further issuances of Common Shares, (ii) the conversion of the Notes into Common Shares, plus all accumulated interest until their respective maturity dates, using the floor price of $0.2720 per share, (iii) that the Notes remain outstanding and accrue interest until their respective maturity dates and (iv) that the interest is paid in Common Shares), Dunstan and PGC as Noteholders (and without taking into account any other Common Shares they may own) would collectively own approximately 28 million Common Shares of the Corporation, constituting approximately 83% of the outstanding Common Shares of the Corporation.

If the Corporation’s shareholders do not approve this resolution, and the issuance of the Class B Special Shares and the underlying Common Shares at this Special Meeting, the SEA provides that the Company shall call further special meetings of the shareholders to seek such shareholder approval until obtained.

Immediately prior to the execution of the SEA on August 19, 2025 we had 728,289 (post-consolidation) common shares issued and outstanding. Therefore, the issuance of up to 28 million Common Shares will constitute greater than 20% of the common shares outstanding immediately prior to the execution of the SEA.

We are seeking shareholder approval under the Nasdaq Listing Rules for the sale and issuance by us to Dunstan and PGC pursuant to the terms of the SEA, the Debt Settlement Agreements and the Notes, of our Class B Special Shares and the Common Shares that may be issued upon conversion our Class B Special Shares on a one-for-one basis, which is greater than 20% of the common shares outstanding immediately prior to the execution of the SEA.

The Company’s ability to successfully implement its business plans and ultimately generate value for its shareholders is dependent upon its ability to raise capital and satisfy our ongoing business needs. If the Company is unable to issue the Class B Special Shares to the Noteholders or the Common Shares upon conversion of the Notes, the Company may be unable to fully satisfy its ongoing business needs on the terms or timeline it anticipates, if at all, the effect of which could materially and adversely impact future operating results, and result in a delay in or modification or abandonment of the Company’s business plans.

Details regarding the Class B Special Shares

The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Share held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

Subject to the prior rights of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Assumed Indebtedness Share Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Assumed Indebtedness Share Resolution authorizing the issuance of (a) the Class B Special Shares under the Debt Settlement Agreements and the Common Shares that may be issued upon conversion of such Class B Special Shares on a one-for-one basis, and (b) the Common Shares that may be issued upon conversion of all of the principal and accrued interest under the PCG Note and the Dunstan Note, which collectively equals in excess of 19.99% of its outstanding common shares, in connection with the SEA, the Debt Settlement Agreements and the Notes, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b). The Assumed Indebtedness Share Resolution is a special resolution (as such term is defined in the Act) and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Common Shareholders present, or represented by proxy, at the Meeting. The full text of the Assumed Indebtedness Share Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the issuance of (a) the 732,384 Class B Special Shares under the Debt Settlement Agreements and the Common Shares that may be issued upon conversion of such Class B Special Shares on a one-for-one basis, and (b) up to 27,300,000 Common Shares that may be issued upon conversion of all of the principal and accrued interest under the PCG Note and the Dunstan Note, which collectively equals in excess of 19.99% of the outstanding common shares of the Corporation, in connection with the SEA, the Debt Settlement Agreements and the Notes, at a price per share that may be less than the “minimum price” under Nasdaq Listing Rule 5635(d) and which may be deemed a “change of control” under Nasdaq Listing Rule 5635(b) is hereby approved;

2.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

4.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Assumed Indebtedness Share Resolution.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2024 and the MD&A. Shareholders who wish to obtain a copy of the financial statements of the Corporation and the MD&A should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.